                                                             File No. 070-10128

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-1/A

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

                    CenterPoint Energy Houston Electric, LLC
                                 1111 Louisiana
                              Houston, Texas 77002

                    (Name of companies filing this statement
                  and address of principal executive offices)

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

                    (Name of top registered holding company
                     parent of each applicant or declarant)


                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

James R. Doty, Esq.                                    Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                              Baker Botts L.L.P.
Baker Botts L.L.P.                                     3000 One Shell Plaza
The Warner                                             Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.                         (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         From time to time, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "goal," "intend," "may," "objective," "plan," "potential," "predict," "projection," "should," "will," or other similar words.

         We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

         The following are some of the factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements:

   o state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), changes in laws or regulations or their application to our business and regulatory actions with respect to:

       o   approval of stranded costs;

       o   allowed rates of return;

       o   rate structures;

       o   recovery of investments; and

       o   operation and construction of facilities;

   o non-payment for our services due to financial condition of our customers, including Reliant Resources, Inc. ("Reliant Resources");

   o   the successful and timely completion of our capital projects;

   o industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

   o   changes in business strategy or development plans;

   o the timing and extent of changes in commodity prices, particularly natural gas;

   o   changes in interest rates or rates of inflation;

   o   unanticipated changes in operating expenses and capital expenditures;

   o   weather variations and other natural phenomena;

   o commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

   o   actions by rating agencies;

   o   legal and administrative proceedings and settlements;

   o   changes in tax laws;

   o inability of various counterparties to meet their obligations with respect to our financial instruments;

   o   any lack of effectiveness of our disclosure controls and procedures;

   o   changes in technology;

   o significant changes in our relationship with our employees, including the availability of qualified personnel and potential adverse effects if labor disputes or grievances were to occur;

   o   significant changes in critical accounting policies;

   o acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

   o   the availability and price of insurance;

   o the outcome of the pending securities lawsuits against us, Reliant Energy, Incorporated and Reliant Resources;

   o the ability of Reliant Resources to satisfy its indemnity obligations to us;

   o the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in our service territory, including the systems owned and operated by the independent system operator in the market served by the Electric Reliability Council of Texas, Inc.;

   o political, legal, regulatory and economic conditions and developments in the United States; and

   o other factors we discuss in CenterPoint Energy, Inc.'s Annual Report on Form 10-K for the year ending December 31, 2002 (File No. 1-31447), including those outlined in Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 and in this Form U-1.

         The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                               TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.......................   1
        A. REQUESTED AUTHORIZATION................................   1
        B. BACKGROUND.............................................   1
        C. OVERVIEW OF CONTEMPLATED TRANSACTIONS..................   2
ITEM 2. FEES, COMMISSIONS AND EXPENSES............................   4
ITEM 3. APPLICABLE STATUTORY PROVISIONS...........................   4
        A. APPLICABLE PROVISIONS..................................   4
        B. SECTIONS 6 AND 7.......................................   4
        C. RULE 54 ANALYSIS.......................................   5
ITEM 4. REGULATORY APPROVAL.......................................   6
ITEM 5. PROCEDURE.................................................   6
ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.........................   6
        A. EXHIBITS...............................................   6
        B. FINANCIAL STATEMENTS...................................   6
ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS...................   7

         CenterPoint Energy, Inc. ("CenterPoint" or the "Company"), Utility Holding, LLC and CenterPoint Energy Houston Electric, LLC (the "T&D Utility") (together, the "Applicants") hereby file a post-effective amendment (the "Amendment") to their Application-Declaration asking the Commission to release jurisdiction over the issuance by the T&D Utility of up to $250 million in external debt securities.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

A. REQUESTED AUTHORIZATION

         By order dated June 30, 2003 (HCAR No. 27692 (the "Omnibus Financing Order")), the Securities and Exchange Commission (the "Commission") authorized CenterPoint and its Subsidiaries to engage in certain financing and related transactions through June 30, 2005 (the "Authorization Period").(1) In this Amendment, the T&D Utility requests a release of jurisdiction over $250 million of the T&D Utility Additional Debt Limit as defined in the Omnibus Financing Order.

B. BACKGROUND

         1. Existing Financing Authority

         In the Omnibus Financing Order, the Commission authorized various financing and related transactions. Of interest here, the Omnibus Financing
Order:

     (i) Approved the continuation of existing financing arrangements, guarantees and hedging arrangements, as well as any transactions undertaken to extend the terms of or replace, refund or refinance existing obligations and the issuance of new obligations in exchange for existing obligations, provided in each case that the issuing entity's total capitalization is not increased as a result of such financing transaction; and

    (ii) Authorized the T&D Utility to issue or sell external long-term debt securities in an incremental amount of $500 million and external short-term debt securities in an incremental amount of $500 million, subject to an overall incremental limit of $500 million in long-term and short-term debt securities (the "T&D Utility Additional Debt Limit") such that the total amount of T&D Utility external debt will not exceed $3.603 billion at any one time outstanding during the Authorization Period (the "T&D Utility Aggregate Debt Limit"), provided that the Commission reserved jurisdiction over $250 million of the T&D Utility Additional Debt Limit.

----------

         (1) The term "Subsidiaries" refers to each existing direct or indirect subsidiary company of CenterPoint, as well as any direct or indirect subsidiary companies that CenterPoint may form with the approval of the Commission or in reliance on rules or statutory exemptions.

The authorized financing transactions were subject to certain terms and conditions, including the maintenance by the T&D Utility of a minimum of 30% common equity capitalization.

         The Omnibus Financing Order also noted that, during the Authorization Period, "the CenterPoint system's financing transactions will be largely limited to refinancing, replacing or extending the term of existing obligations."

         2. Existing Financing Arrangements

         On October 10, 2002, CenterPoint entered into a $3.85 billion, 364-day credit facility ("CenterPoint Facility") to replace a similar facility that had expired. The CenterPoint Facility required, among other things, two mandatory commitment reductions of $600 million, one by February 28, 2003, and the other by June 30, 2003.

         On February 28, 2003, CenterPoint reached agreement with a syndicate of banks on a second amendment to the CenterPoint Facility ("Second Amendment"). Under the Second Amendment:

o The maturity date of the CenterPoint Facility was extended from October 2003 to June 30, 2005;

o The $1.2 billion in mandatory prepayments that would have been required in 2003 were eliminated; and

o At current credit ratings, pricing for loans under the Second Amendment remains the same as under the original CenterPoint Facility.

         As consideration to the banks for the extended maturity and the elimination of the mandatory prepayments, CenterPoint made two commitments under the Second Amendment, subject to Commission approval. First, CenterPoint agreed to grant the banks, on or before May 28, 2003, warrants to purchase 10%, on a fully diluted basis, of CenterPoint's common stock. Second, CenterPoint committed to grant the banks a security interest in the common stock CenterPoint owns in Texas Genco Holdings, Inc. (the "Texas Genco Stock"). By order dated May 28, 2003 (the "Secured Financing Order"), the Commission granted the requisite authority and CenterPoint granted the security interest to the lenders under the CenterPoint Facility.

         CenterPoint has been able to extinguish the warrants by reducing the amount of the bank facility with other borrowings, in accordance with the terms of the Second Amendment. The amount of the CenterPoint Facility currently is $2.846 billion.

C. OVERVIEW OF CONTEMPLATED TRANSACTIONS

         1. Proposed Restructuring of the CenterPoint Facility

         Based on the current favorable market conditions, CenterPoint is considering the restructuring of the $2.846 billion CenterPoint Facility to reduce the principal amount and the cost of borrowing under the facility. Depending on the response of the bank lenders, CenterPoint may renegotiate or replace the facility.

         As noted above, the terms of the CenterPoint Facility were established on February 28, 2003. The drawn borrowing cost on borrowings under the facility, currently 450 basis points over LIBOR, is based on CenterPoint's credit rating. Such borrowings are also supported by a pledge of the Texas Genco Stock.

         Although the final structure has not yet been determined, it is currently contemplated that CenterPoint would repay the CenterPoint Facility with a combination of borrowings and repayments of intrasystem receivables as described below:

         (a) CenterPoint would enter into a new, significantly smaller bank facility, currently contemplated to be approximately $1.25 billion, (the "New Facility") that may be secured by a pledge of the Texas Genco Stock. Such secured interest would be subordinate to or pari passu with that of the B Loan below;

         (b) CenterPoint would enter into a new three-year borrowing (the "B Loan") that also is secured by a pledge of the Texas Genco Stock. It is contemplated that the amount of the B Loan would be at least $500 million and possibly greater than $1 billion, depending on the response of the capital markets;(2)

         (c) CenterPoint would issue unsecured debt under the authority in the Omnibus Financing Order authorizing CenterPoint to refinance existing debt; and

         (d) The T&D Utility would issue up to $500 million in secured or unsecured debt.

If executed, the financing transactions will reduce the effective cost of money to the CenterPoint System.(3) The transactions will not increase the overall amount of debt or adversely affect the capital structure of any entity or of the CenterPoint System as a whole. Nor will the transactions involve the grant of any new or additional security by CenterPoint.(4) The Texas Genco Stock that is pledged as security for the CenterPoint Facility currently will be extended to a different group of lenders; there will be no increased burden on the subject asset.

----------

     (2) In a separate application (File No. 70-10148), CenterPoint is seeking the necessary authority to issue debt that would be secured by the Texas Genco Stock to refinance existing borrowings under the CenterPoint Facility that are similarly secured.

     (3) The term "CenterPoint System" refers to CenterPoint and its Subsidiaries.

     (4) The T&D Utility has authority under the Omnibus Financing Order to issue secured or unsecured debt.

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
         2. Requested Authority

         In this Amendment, the T&D Utility is asking the Commission to release jurisdiction over $250 million of the T&D Utility Additional Debt Limit such that the amount of T&D Utility external debt securities under the authorized T&D Utility Aggregate Debt Limit will not exceed $3.603 billion at any one time outstanding during the Authorization Period. Such financing transactions would be subject to the terms and conditions set forth in the Omnibus Financing Order.

         Any proceeds from the T&D Utility borrowings referenced above will be used to repay existing intercompany receivables and so, the borrowings will not adversely affect the capitalization ratio of the T&D Utility.(5) In any event, the T&D Utility will continue to comply with the requirement that at all times during the Authorization Period, it must maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term debt and short-term debt) as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission adjusted to reflect changes in capitalization since the balance sheet date therein, unless otherwise authorized.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

         The fees, commissions and expenses paid or incurred or to be incurred in connection with this Amendment are estimated to be $20,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

A. APPLICABLE PROVISIONS

         Sections 6(a) and 7 of the Act and Rules 44 and 54 thereunder are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B. SECTIONS 6 AND 7

         Section 6(a) requires the filing of a declaration with the Commission in connection with (1) an issuance and sale of any security by a registered holding company or

----------

     (5) The requested authority is separate from, and in addition to, the authority of the T&D Utility under the Omnibus Financing Order to borrow up to $600 million at any one time outstanding during the Authorization Period from the CenterPoint money pool and/or from CenterPoint, either directly or through Utility Holding, LLC.

subsidiary company or (2) an exercise of "any privilege or right to alter the priorities, preferences, voting power or other rights of the holders of an outstanding security" of the registered holding company or subsidiary. Commission approval of a declaration is subject to Section 7(c), which concerns the type of security and purpose for which it is issued. If the standards of Sections 7(c) and 7(g) (which concerns any necessary state approvals and is inapplicable in this matter) are met, the Commission "shall" permit a declaration to become effective, unless it makes certain findings described in
Section 7(d) of the Act.

         The standards of Section 7(c) of the Act are satisfied because the proposed securities will be issued and sold solely for the purpose of "refunding, extending, exchanging, or discharging" outstanding indebtedness of the T&D Utility, as contemplated by Section 7(c)(2)(A).

         No adverse findings are required under Section 7(d) of the Act. In particular, no adverse finding is required under Section 7(d)(1) or (2) concerning the financing transaction. Among other things, Section 7(d) authorizes the Commission to authorize the issuance of a security unless it finds that: (1) "the security is not reasonably adapted to the security structure of the declarant and other companies in the same holding company system; or (2) the security is not reasonably adapted to the earning power of the declarant." The issuance of external debt under the requested authority will be part of a larger transaction intended to reduce the cost of borrowing for the T&D Utility and other companies in the CenterPoint holding company system. The proposed transaction should not adversely affect the capital structure of the T&D Utility which will, in any event, continue to maintain a minimum of 30% common equity capitalization at all times during the Authorization Period and otherwise continue to comply with the terms and conditions of the Omnibus Financing Order.

         Finally, no adverse finding is required under Section 7(d)(3) of the Act, which concerns the necessity and appropriateness of a proposed financing to the economical and efficient operations of a registered system. As noted above, the proposed financing transactions are intended to reduce borrowing costs and so provide for the economical and efficient operations of the T&D Utility.

C. RULE 54 ANALYSIS.

         The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any Subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.

         As a result of the Restructuring authorized in the order dated July 5, 2002 (HCAR No. 27548 (the "July Order")) (as such term is defined in the July Order), CenterPoint had negative retained earnings as of December 31, 2002. Thus, although CenterPoint's aggregate investment (as defined in Rule 53(a)(1)(i) under the Act), in EWGs and FUCOs as of December 31, 2002 was approximately $8 million, the Company is not currently in compliance with the requirements of Rule 53(a)(1) under the Act. As previously explained, CenterPoint is attempting

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
to dispose of its remaining interests in EWGs and FUCOs and is not planning to invest any more monies in those businesses.(6)

         CenterPoint complies with, and will continue to comply with, the record-keeping requirements of Rule 53(a)(2) under the Act, the limitation under Rule 53(a)(3) under the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) under the Act concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

ITEM 4. REGULATORY APPROVAL.

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5. PROCEDURE.

         The Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

A. EXHIBITS.

G-1 Revised table setting forth by issuer: (i) the type of securities and amount of each that is outstanding or, in the case of credit facilities that are not fully drawn, could be outstanding under the Omnibus Financing Order; (ii) the amount of incremental investment authority that is being requested; and (iii) the total amount of securities that could be outstanding pursuant to the requested authority.

G-1.1 Chart setting forth external debt and trust preferred securities of CenterPoint and its subsidiaries as of May 31, 2003 (filed as Exhibit 99.3 to CenterPoint's Current Report on Form 8-K dated as of June 2, 2003 (File No. 1-31447) on June 11, 2003 and incorporated by reference herein).

B. FINANCIAL STATEMENTS.

FS-1 Consolidated Balance Sheets of CenterPoint as of December 31, 2002 and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to

------------------
(6) Although CenterPoint is seeking to qualify Texas Genco as an EWG, CenterPoint does not intend to seek any financing authority in this regard.

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

CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-31447)).

FS-2 Consolidated Balance Sheets of CenterPoint as of March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-31447)).

FS-3 Consolidated Balance Sheets of CenterPoint as of December 31, 2002, and Statements of Consolidated Operations, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint on Form 8-K dated as of May 12, 2003 (File No. 1-31447)).

FS-4 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-03187)).

FS-5 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of March 31, 2003 (unaudited) and Statements of Consolidated Income and Statements of Consolidated Cash Flows for the three months ended March 31, 2003 (unaudited) (incorporated by reference to CenterPoint Energy Houston Electric, LLC's Quarterly Report on Form 10-Q for the three months ended March 31, 2003 (File No. 1-03187)).

FS-6 Consolidated Balance Sheets of CenterPoint Energy Houston Electric, LLC as of December 31, 2002 and Statements of Consolidated Income, Statements of Consolidated Comprehensive Income and Statements of Consolidated Cash Flows for the year ended December 31, 2002 (incorporated by reference to the Current Report of CenterPoint Energy Houston Electric, LLC on Form 8-K dated as of May 15, 2003 (File No. 1-03187)).

FS-13 CenterPoint consolidated financials (forecasts through 2007) (previously filed and incorporated herein by reference).

FS-14 CenterPoint Energy Houston Electric, LLC financials (forecasts through
2007) (previously filed and incorporated herein by reference).

FS-18 CenterPoint equity percentages (forecasts through 2007) (previously filed and incorporated herein by reference).

FS-19 CenterPoint Energy Houston Electric, LLC equity percentages (forecasts through 2007) (previously filed and incorporated herein by reference).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

         The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section

                                       7
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102(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date: July 31, 2003

CENTERPOINT ENERGY, INC.
and its Subsidiaries

By: /s/ Rufus S. Scott
    ------------------
    Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary CenterPoint Energy, Inc.

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